UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at August 14, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 14, 2006

Print the name and title of the signing officer under his signature.
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TKO ANNOUNCES                                                                          TK0 ANNOUNCES                                                                TKO AN

Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO UPDATES STATUS OF
THE GIBRALTAR MILL EXPANSION AND SX/EW RESTART

August 14, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) announces a status update on the Mill Expansion Project and restart of the Solvent Extraction/Electrowinning (SX/EW) Plant at its Gibraltar Mine, located near the City of Williams Lake in south-central British Columbia.

The Mill Expansion Project is proceeding on schedule and on budget. This Project will result in a 30% increase in annual metal production capacity and a 10% reduction in Gibraltar's site unit operating costs by the end of 2007. These improvements will be achieved by increasing mill throughput to 46,000 tons per day with a new semi-autogenous grinding (SAG) mill, and by increasing metal recovery with new state of the art flotation equipment.

The international engineering firm HATCH Ltd has been retained to perform overall engineering, procurement, construction and management services for the project and Farnell-Thompson has been retained to direct source the components of the SAG Mill.

Major SAG Mill components are ordered and scheduled to arrive at site by mid 2007. The new large tank flotation cells are on order from Outokumpu, with delivery to site in late 2006.

The project construction team is on the mine site and work has commenced. Major excavation for the SAG mill facility will begin August 16th and the foundations will be completed prior to the end of 2006. Winter construction will focus on the flotation installation inside the existing mill building. The expansion project will not cause any significant interruption to mill operations during the construction phase.

The new flotation cells will be commissioned in August 2007 and the new SAG mill in December 2007.

The SX/EW Plant, which has been idled since 1997, is undergoing a re-start program. The project is on schedule and on budget. Refurbishment of the plant mechanical and electrical systems and an upgrade of the plant control system are underway. As the restart work has progressed, many components have been found to be in better condition than anticipated and the availability and pricing of operating supplies is as good, or better, than anticipated.

The SX/EW plant has the capacity to add 7 million pounds to Gibraltar's annual copper production. Cathode copper production from the plant will commence in late 2006.

For further details on Taseko Mines Limited, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.